SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15-(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 333-37959

A.	Full title of the plan:

RCN SAVINGS & STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RCN CORPORATION

105 Carnegie Center

Princeton, New Jersey 08540

RCN Corporation

RCN Savings & Stock Ownership Plan

December 31, 2004 and 2003

RCN SAVINGS & STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

WITH ACCOMPANYING INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

RCN SAVINGS & STOCK OWNERSHIP PLAN

*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 2004, which items are incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

RCN Savings & Stock Ownership Plan

Princeton, New Jersey

We have audited the statements of net assets available for benefits of RCN Savings & Stock Ownership Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the supplemental schedule of assets held for investment purposes at December 31, 2004. These financial statements and schedule are the responsibility of the Plan’s management.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan at December 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable transactions as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Friedman LLP

Friedman LLP

East Hanover, NJ

June 10, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

RCN Savings & Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ

May 21, 2004

RCN SAVINGS & STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFIT

	DECEMBER 31
	2004	2003
ASSETS

CASH	$90,840	$81,834

INVESTMENTS	35,283,217	35,100,597

	35,374,057	35,182,431

PARTICIPANTS LOANS	1,697,757	1,486,745

RECEIVABLES
Employer contributions	81,705	—
Employee contributions	149,037	—
Dividends	32,050	31,411

	262,792	31,411

NET ASSETS AVAILABLE FOR BENEFITS	$37,334,606	$36,700,587

See notes to financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFIT

	DECEMBER 31
	2004	2003
ADDITIONS
Investment income
Net appreciation in fair value of investments	$393,572	$7,333,812
Dividend and interest income	1,094,046	552,286

Contributions - employer	1,928,256	2,528,417
- participants	4,658,661	6,280,324

TOTAL ADDITIONS	8,074,535	16,694,839

DEDUCTIONS
Benefits paid to participants	7,425,566	6,517,964
Administrative expenses	14,950	17,270

TOTAL DEDUCTIONS	7,440,516	6,535,234

NET INCREASE	634,019	10,159,605

NET ASSETS AVAILABLE FOR BENEFITS

Balance, beginning of year	36,700,587	26,540,982

Balance, end of year	$37,334,606	$36,700,587

See notes to financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1: DESCRIPTION OF PLAN

The following brief description of the RCN Savings & Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan, established on October 1, 1997, is a defined contribution plan covering substantially all employees of RCN Corporation and its subsidiaries (the “Company” or “RCN”) who have attained the age of eighteen and have one month of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In June 2003, the Plan’s definition of “compensation” was amended to allow commissions to be included in the calculation of compensation above the $66,000 limit. Prior to the amendment, the Plan provided that compensation shall include commissions to the extent that when added to the base rate of earnings, the resulting compensation does not exceed $66,000.

CONTRIBUTIONS

Participants in the Plan may contribute between 1 percent and 50 percent of their annual compensation as permitted by the Plan amendment effective January 1, 2002. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-four mutual funds, one common collective trust, three Global Manager pre-determined portfolios and an RCN Common Stock fund as investment options for participants. The Company contributes on behalf of each participant an amount not to exceed 100 percent of the first 3.5 percent of the participant’s 401(k) deferral contribution. Prior to January 16, 2004, all Company contributions were used to purchase RCN Common Stock. Subsequently, all such contributions are applied to the participants’ elected investment elections.

Participants may change salary deferral elections at each bi-weekly period. Participants may change investment elections on a daily basis for all participant contributions, subject to limitations on RCN Common Stock.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of continuous service, as indicated in the following table:

(Continued on Following Page)

Notes to Financial Statements

Note 1: DESCRIPTION OF PLAN (Continued)

Years of Service	Percentage Vested
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

PAYMENT OF BENEFITS

Upon termination of service, benefits are payable in lump sum at the election of the participant. However, the Plan administrator may require a lump-sum distribution of a terminated participant’s account if the vested account balance, excluding amounts attributable from rollover distributions, is $5,000 or less.

A participant may elect to have the lump-sum distribution paid in cash or any funds invested in RCN Corporation common stock may be distributed “in-kind”. If a participant elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Additionally, the Plan permits participants to withdraw a portion or all their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 ½. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

PARTICIPANT LOANS

Participants may borrow from their fund accounts the lesser of 50 percent of their vested account balance or $50,000 subject to a minimum of $1,000. Loan terms range from one to five years unless the loan is for the purpose of a primary residence, for which the term is up to 30 years. The loans are secured by the balances in the participant’s account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through bi-weekly payroll deductions.

FORFEITED ACCOUNTS

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $173,839 and $411,362, respectively. These accounts will be used to reduce future employer contributions or pay Plan administrative expenses. During 2004, approximately $398,000 from forfeited non-vested accounts were used to reduce employer contributions and pay Plan administrative expenses. In addition, approximately $360,000 from forfeited non-vested accounts were used during 2003 to pay for certain benefits to Plan participants as a result of the Standardized Voluntary Compliance Resolution (“SVP”) correction program filing made by the Plan sponsor in 2002.

OTHER

Effective January 16, 2004, Company match contributions were no longer applied to the RCN Common Stock as the match source investment. Rather, all such contributions were applied to participants’ elected investment elections.

(Continued on Following Page)

Notes to Financial Statements

Note 1: DESCRIPTION OF PLAN (Continued)

OTHER

In May 2004, the Company filed a voluntary petition for re-organization under Chapter XI of Title XI of the United States Code in the United States Bankruptcy Court to facilitate a financial restructuring of the Company with its creditors. The filing has no effect on the continuation of the Plan and the Company has not expressed any intent to terminate the Plan. On December 21, 2004 (“effective date”), the Company’s Plan of Reorganization became effective and RCN emerged from Chapter XI of the Bankruptcy Code. Pursuant to the Plan of Reorganization, on the effective date, all of the then existing common stock (old RCN common stock) was extinguished and deemed cancelled. RCN filed an amended and restated certificate of incorporation authorizing new shares of common stock, par value $0.01 per share. Certain former general unsecured creditors received common stock. Others, including the Plan, will receive warrants to purchase common stock in accordance with the Plan of Reorganization.

Effective June 1, 2004, the plan assets of the 21st Century Telecom Services, Inc. 401(k) Plan and the EnterAct 401(k) Plan, respectively, were transferred and merged with the Plan.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds, all of which are valued at quoted market prices, represents the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company stock is valued at its quoted market price as of December 31, 2004.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Merrill Lynch Retirement Preservation Trust Fund (the “Trust Fund”) invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

The Trust Fund’s investment contracts are reported at their estimated fair value. The investment contracts are non-transferable but provide for benefit responsive withdrawals by Plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan trustee’s valuation committee primarily considers such factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2004 and 2003 is $6,114,732 and $4,989,159, respectively.

(Continued on Following Page)

Notes to Financial Statements

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT VALUATION AND INCOME RECOGNITION

The average yield and crediting interest rates were approximately 2.8 and 5.3 percent, respectively, for the years ended December 31, 2004 and 2003.

EXPENSES OF THE PLAN

Trustee fees of the Plan are paid by the Company. Commission fees on the purchase and sale of the Company match RCN Common Stock are allocated to the participants, then allocated to each investment fund.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures.

RISK AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stock, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 3: INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31
	2004	2003
INVESTMENTS AT FAIR VALUE
Massachusetts Investors Growth Stock Fund 159,549 shares in 2003	$—	$1,806,091
Merrill Lynch S&P 500 Index Fund, 22,619 and 182,923 shares, respectively	2,787,884	2,495,076
Merrill Lynch Fundamental Growth Fund, 157,401 and 160,374 shares, respectively	2,782,849	2,655,791
Merrill Lynch Retirement Preservation Trust, 6,114,731 and 4,989,159 shares, respectively	6,114,732	4,989,159
Merrill Lynch Balanced Capital Fund, 87,802 and 92,622 shares, respectively	2,325,970	2,447,078
Merrill Lynch Basic Value Fund, 143,938 and 143,987 shares, respectively	4,580,115	4,400,254
Merrill Lynch Bond Intermediate Term, 133,163 shares in 2003	—	1,589,968
Van Kampen Emerging Growth Fund, 54,017 shares in 2003	—	1,951,650
RCN Common Stock, 5,867,12 in 2003	—	3,989,677

(Continued on Following Page)

Notes to Financial Statements

Note 3: INVESTMENTS (Continued)

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value by $ 436,965 and $7,333,812, respectively, as follows:

	December 31
	2004	2003
Common Collective Trust	$—	$193,759
Mutual Funds	2,208,565	5,016,044
Common Stock*	(1,814,993)	2,124,009

	$393,572	$7,333,812

*	Participant and non-participant directed

Note 4: NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at December 31, 2004 and 2003 and significant components of the changes in net assets relating to the non-participant directed investments during the years ended December 31, 2004 and 2003 as follows:

	December 31
	2004	2003
Net assets

RCN Common Stock	$—	$3,044,033

Changes in net assets
Contributions	$98,559	$3,052,140
Net depreciation in fair value of investments	(2,957,869)	(1,095,421)
Benefits paid to participant	(185,797)	(1,249,207)
Administrative fees	(436)	(6,311)

	$(3,045,543)	$701,201

*	See Note 1 “OTHER”

Note 5: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 6: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $14,950 and $17,270 for the years ended December 31, 2004 and 2003, respectively.

As described in Note 1, participants may choose to purchase common stock of RCN Corporation, the Plan Sponsor. During 2004 and 2003, purchases of $210,568 and $3,437,082 were made, and proceeds of $1,881,229 and $3,996,325, respectively, were received from sales of RCN Corporation’s common stock.

Notes to Financial Statements

Note 7: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

Note 8: RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

Net assets available for benefits per financial statements	$37,377,999
Contributions receivable at December 31, 2004	(230,742)

Net assets available for benefits per statement H to the Form 5500	$37,147,257

Net additions to assets available for benefits per financial statements	$677,412
December 31, 2004 contributions received in year 2005	(230,742)

Net additions to assets available for benefits per Schedule H to the Form 5500	$446,670

Note 9: AMOUNTS DUE TO TERMINATED PARTICIPANTS

The amount allocated to the accounts of persons who have elected to withdraw from the Plan, but have not been paid totaled $2,583,394 at December 31, 2004.

Note 10: LEGAL PRECEEDINGS

On May 16, 2005, a consolidated class action complaint (the “Class Action Complaint”) was filed in the United States District Court for the District of New Jersey under Master File No.04-CV-5068(SRC), naming RCN Corporation and certain of its current and former directors, officers, employee administrators and managers, as well as Merrill Lynch Trust Company, FSB, as defendants for alleged violations of the Employee Retirement Income Security Act of 1974 (as amended, “ERISA”). The purported Class Action Complaint seeks recovery of unspecified money damages for the benefit of a purported class of participants and beneficiaries of the RCN Savings And Stock Ownership Plan (the “Savings Plan”) as a result of the defendants’ breaches of their fiduciary duties under ERISA (the ERISA Litigation”). No motion for class certification has been filed by the Plaintiffs. The ERISA Litigation is subject to certain limitations ordered by the Bankruptcy Court described below.

Previously, on September 22, 2004, former employee Deborah K. Craig (“Craig”), on behalf of the Savings Plan and its participants and beneficiaries, filed a Motion For Leave To File Proof Of Claim (the “Late Claim Motion”) seeking to assert a claim (the Craig Proof of Claim”) against the RCN, after the claims bar date of August 11, 2004 for alleged violations of ERISA to recover alleged losses similar to those alleged in the Class Action Complaint. On October 5, 2004, Craig filed a purported class action complaint against certain fiduciaries of the Savings Plan within the meaning of ERISA in a lawsuit captioned Craig v. Filipowicz, et al., Case No. 04-cv-07875 (JSR) (S.D.N.Y.), which was subsequently transferred to the District of New Jersey, with a new Case No. 04-cv-05940 (SRC) (D.N.J.) (the “NJ Action”). On November 3, 2004, the Bankruptcy Court issued an

Notes to Financial Statements

Note 10: LEGAL PRECEEDINGS (CONT)

order denying the Late Claim Motion in its entirety (the “Late Claim Order”), which Craig appealed to the United States District Court for the Southern District of New York. On December 20, 2004, Craig sought from the Bankruptcy Court limited relief (the “Injunction Relief Motion”) for the benefit of herself and all other similarly situated beneficiaries of the Savings Plan, from the injunction issued by the Bankruptcy Court’s order confirming the Plan for the purpose of naming RCN as a nominal defendant in the NJ Action. On February 16, 2005, Craig filed a motion on the NJ Action docket to have the NJ Action consolidated with certain other related actions, with a proposed caption In re RCN Corporation ERISA Litigation, Master File No. 04-cv-5068(SRC) (the “Consolidated Action”). On March 18, 2005, the United States District Court for the Southern District of New York issued an order affirming the Late Claim Order. On April 1, 2005, the Bankruptcy Court entered an order (the “Injunction Relief Order”) granting the Injunction Relief Motion to the extent that (1) Craig and all other similarly situated parties (collectively, the “Plaintiffs”) are permitted to name RCN as a nominal defendant in the pending Consolidated Action and (2) the Plaintiffs may enforce any judgment obtained against RCN solely against any applicable insurance companies and only up to limits of any applicable insurance coverage, to the extent such coverage is available. The Injunction Relief Order does not prevent the Plaintiffs from pursuing litigation claims against others, including current or former directors, officers, employees, partners, members, or managers (collectively, the “Third Parties”) of RCN or any other reorganized debtor and collecting in full any judgment Plaintiffs may obtain against such Third Parties. As an express condition to the entry of the Injunction Relief Order, Craig waived any right of further appeal the denial of the Late Claim Order. Subsequently, Plaintiffs filed the Class Action Complaint in the ERISA Litigation to pursue their remedies against RCN, subject to the limitations imposed by the Bankruptcy Court, and additional Third Parties.

Note 11: SUBSEQUENT EVENTS

In December 2004, the Company purchased from Pepco Communications, LLC (“Pepco”) all of Pepco’s 50% interest in Starpower Communications, LLC, increasing the Company’s ownership in Starpower to 100% at December 31, 2004. Effective April 1, 2005, the Starpower 401(k) Plan was merged with the Plan.

RCN SAVINGS & STOCK OWNERSHIP PLAN

EI NO. 22-3498533

PLAN NUMBER 001

SCHEDULE H LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Number of Shares/Units	Identity of Issuer, Borrower, Lessor or Similar Party (a,b,c)	Cost(d)	Current Value(e)
6,114,732.0000	Merrill Lynch Retirement Preservation Trust*	$6,114,732	$6,114,732
187,862.8270	Merrill Lynch S&P Index 500 Fund*	2,575,392	2,787,884
157,400.9337	Merrill Lynch Fundamental Growth Fund*	3,276,384	2,782,849
87,082.3542	Merrill Lynch Balanced Capital Fund*	2,493,639	2,325,970
143,938.2422	Merrill Lynch Basic Value Fund*	4,495,442	4,580,115
111,468.2549	Merrill Lynch Bond Intermediate Term Fund*	1,293,245	1,335,390
31,051.2560	Merrill Lynch Global Allocation Fund*	460,583	512,656
33,171.0101	Merrill Lynch Value Opportunities Fund*	820,101	907,227
25,559.1027	American Growth Fund of America	591,364	692,652
39,560.0639	Ivy International Fund	977,806	924,519
36,265.1446	Dreyfus Premium Worldwide Growth Fund	1,116,130	1,211,981
47,405.7067	Van Kampen American Value Fund	917,391	1,153,855
45,912.2830	Van Kampen Emerging Growth Fund	1,992,002	1,774,969
34,025.0110	Van Kampen Growth and Income Fund	581,441	686,965
71,254.4361	PIMCO High Yield Fund	679,186	710,407
66,689.0948	PIMCO Total Return Fund	719,116	711,572
133,732.8556	Massachusetts Investors Growth Stock Fund	1,702,927	1,652,938
32,623.7977	Alliance Berstein Small Cap Growth Fund	692,387	762,418
4,808.4920	Federated Capital Appreciation	110,905	121,895
26,714.7770	AIM Small Cap Growth Fund	639,379	733,588
27,266.0256	State Street Aurora Fund	1,036,220	1,103,729
8,781.4044	Lord Abbett Affiliated Fund	117,208	129,614
11,974.2574	Oppenheimer Global Fund	611,816	727,676
3,014.0084	Oppenheimer Capital Appreciation	110,973	124,237
120.9943	The Managers Special Equity Fund*	10,878	10,939
41,320.0302	Calvert Income Fund	706,932	702,440

		34,843,579	35,283,217

1,697,756.5300	Participants Notes (rates 4.00% to 9.50%)*	—	1,697,757

		$34,843,579	$36,980,974

*	Party in interest

See Independent Auditor’s Report

RCN SAVINGS & STOCK OWNERSHIP PLAN

SCHEDULE H ITEM 4(j) - REPORTABLE TRANSACTIONS

DECEMBER 31, 2004

Identity of party	Description of Assets	Number of Transactions	Purchase Price	Selling Price	Cost	Current Value	Net Loss
RCN Corporation	Shares of RCN
	Common Stock	427	$210,568	$—	$210,568	$—	$(210,568)
	Shares of RCN
	Common Stock	1,567	—	1,881,229	5,719,879	—	(3,838,650)

See Independent Auditor’s Report.

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RCN SAVINGS & STOCK
OWNERSHIP PLAN

DATE: June 29, 2005	By:	/s/ Michael T. Sicoli
Michael T. Sicoli
Executive Vice President
Chief Financial Officer